EXHIBIT 99.1

Mogo Expands into Global B2B Fintech Market with Acquisition of Digital Payments Technology Company Carta Worldwide

Transformational deal combines leading Canadian fintech with over 1 million members with next-gen payments technology platform that processed over $4.0 billion in transaction volume in 2019

Adds B2B payments platform addressing the $2.5 trillion global payments market1, with over 85% of Carta revenue generated from International markets outside of Canada

All-stock transaction with no shares distributed to Carta shareholders until the earlier of Mogo’s 10-day vwap on the TSX reaching $7.45 or December 2021

All figures in Canadian $

Vancouver, British Columbia, November 17, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), a financial technology company focused on empowering consumers with innovative digital financial solutions that help them get in control of their financial health, today announced it has reached a definitive agreement (the “Agreement”) to acquire Carta Solutions Holding Corporation, also known as Carta Worldwide (“Carta”), a leader in providing next-gen digital payments solutions, in an all-stock transaction by way of a plan of arrangement (the “Transaction”). The combination creates one of Canada’s largest vertically integrated fintech companies and significantly expands the Company’s addressable market by entering into the $2.5 trillion global digital payments market.

Carta’s modern issuing platform is the engine behind innovative fintech companies and products around the globe, powering over 100 card programs and providing vital processing technology to industry leaders including TransferWise, Sodexo, Payfare, and others. Founded in 2007, Carta’s management team has decades of payments and technology industry experience. Carta is currently operating in Europe, Asia and Canada and recently expanded into the U.S. market. Carta, which has 70 employees, generated approximately $8.5 million of revenue in 2019, over 85% of which was from international markets outside of Canada.

Management Commentary

“Carta has created award-winning digital transaction processing technologies for the fast-growing market for next-generation payments programs, and we’re thrilled to add them to the Mogo platform,” said David Feller, Mogo’s Founder and CEO. “By using Carta’s payment processing engine, we expect to enhance Mogo’s digital wallet capabilities which includes the development of our upcoming peer-to-peer payment solution, and – when combined with our digital front-end capabilities – we see great opportunity to power the next generation of platforms globally.”

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Peter Kaju, CEO of Carta, commented: “We’re excited to be combining with one of the pioneers in fintech and a leader in Canada. We see tremendous opportunity to accelerate the growth of our respective businesses by combining resources and capabilities.”

Greg Feller, President and CFO of Mogo, added: “This transformational transaction further enhances Mogo’s position as one of Canada’s leading fintech companies, accelerates the growth of our subscription & transaction-based revenue, and expands Mogo’s TAM into the $2.5 trillion global payments business.  With the sale earlier this year of our consumer instalment loan portfolio, along with the recent launch of our MogoSpend account, referral partnerships and upcoming launch of our P2P payments platform, the Carta transaction further positions Mogo for accelerating revenue growth in 2021. In addition, as we continue to expand our platform and leadership position, we expect to evaluate additional technology and product acquisition opportunities going forward.”

Strategic Rationale & Transaction Highlights

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Accelerates Mogo’s transformation to a broader digital wallet and payments technology business: Following the completion of the transaction, Mogo will integrate Carta’s transaction processing technology with its current MogoSpend product (which comes with a Mogo Visa* Platinum Prepaid Card). Mogo will also leverage Carta’s technology and capabilities to launch its previously announced mobile peer-to-peer payment solution (targeted for H1 2021).

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Provides Carta with the ability to cross-sell Mogo’s front-end digital platform to provide enhanced value to customers: Adding Mogo’s mobile-first digital platform and app to Carta’s digital transaction processing platform, creates a powerful, vertically integrated offering for Carta’s fintech, bank and corporate clients that are issuing innovative payment solutions.

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Increased revenue scale, diversification, and entry into the global B2B fintech market: The acquisition of Carta adds scale and diversification to Mogo’s high-margin subscription and services revenue and provides entry to the B2B fintech market. In 2019, Carta generated approximately $8.5 million of payments & transaction revenue from corporate customers. In 2019, both Mogo and Carta were named among Canada’s Top 50 FinTech Companies by the Digital Finance Institute.

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Global reach and increased addressable market: Together, the companies will have a presence in over 40 countries and target a $2.5 trillion addressable market. More than 85% of Carta’s revenue comes from outside Canada. including Europe and Asia, along with its recent expansion into the massive U.S. payments market.

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Highly supportive management teams and aligned shareholder base: Carta’s senior management, board members, and key outside shareholders, representing more than 60% of each class of Carta’s outstanding securities, have entered into voting and support agreements. On closing, Chris Payne, Carta’s lead director, is expected to join Mogo’s board of directors and Carta’s executive team will continue to run the operations as part of Mogo. The executive team and shareholders of Carta are highly aligned and incentivized to drive shareholder value, with 100% of the consideration going into a limited partnership and no shares will begin to be distributed to Carta shareholders, including management, before the earlier of (i) 10-day volume-weighted average price of common share of Mogo ("Mogo Shares") on the TSX being equal to $7.45 per share or higher or (ii) December 2021 (refer to ‘Terms of the Transaction’).

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Terms of the Transaction

Under the terms of the Agreement, Mogo will acquire 100% of the outstanding shares of Carta in exchange for the issuance of 10 million common shares ("Mogo Shares"), which is equal to a purchase price of $24.2 million based on the closing price of the Mogo Shares on the TSX on November 16, 2020. These shares will go into a limited partnership that will not begin to be distributed to current Carta shareholders, including management, until the earlier of the 10-day volume-weighted average price of Mogo Shares on the Toronto Stock Exchange being equal to (i) $7.45 per share or higher or (ii) December 2021. On a Pro Forma basis, Carta shareholders will own approximately 18% of Mogo’s fully diluted shares.

The proposed Transaction will be completed pursuant to a plan of arrangement under the Canada Business Corporations Act, which will require court approval and the approval of not less than 2/3 of the holders of each class of Carta securities. Pursuant to the requirements of the TSX, the Transaction will need to be approved by 50% of the votes cast by Mogo shareholders at a special meeting of shareholders, which is expected to be held in January 2021. An information circular detailing the terms and conditions of the Transaction will be filed with regulatory authorities and mailed to the shareholders of Mogo in accordance with applicable securities laws. The Transaction will also be subject to regulatory approvals, in addition to other customary closing conditions, and is expected to close in the first quarter of 2021. The Arrangement Agreement includes customary deal-protection provisions, including non-solicitation of alternative transactions and break fees payable by Mogo and Carta, respectively, under certain circumstances.

Mogo’s Board of Directors have determined that the proposed transaction is in the best interest of the shareholders and have unanimously approved the Transaction. Mogo’s Board of Directors recommends that their shareholders vote in favor of the proposed transaction.

* Trademark of Visa International Service Association and used under licence by Peoples Trust Company. Mogo Visa Platinum Prepaid Card is issued by Peoples Trust Company pursuant to licence by Visa Int. and is subject to Terms and Conditions, visit mogo.ca for full details. Your MogoCard balance is not insured by the Canada Deposit Insurance Corporation (CDIC). MogoSpend is only available to MogoMembers with an activated MogoCard. MogoCard means the Mogo Visa Platinum Prepaid Card.

1McKinsey & Company, Global Banking Practice, “The 2020 McKinsey Global Payments Report”. October 2020.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. We all know it’s time to do things differently. It’s time for a new way to manage our money, one that’s inclusive and sustainable. One that takes into account our financial health, the planet’s health and the health of our society. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. Members can also easily buy and sell bitcoin 24/7 through the Mogo app, as well as participate in Mogo’s new bitcoin rewards program. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision to gamify financial health and become the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

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Mogo Cautionary Statement

This news release may contain "forward-looking statements" that relate to Mogo’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Mogo has based these forward-looking statements on its current expectations and projections about future events that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to completion of the Transaction, receipt of required shareholder and regulatory approvals for the Transaction, court approval of the Arrangement, the holding of the Mogo shareholder meeting and the mailing of the Mogo circular.

Forward-looking statements are based on certain assumptions and analyses made by Mogo in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this news release relate only to events or information as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this news release, including the occurrence of unanticipated events. An investor should read this news release with the understanding that our actual future results may be materially different from what we expect.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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